SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	June	2015
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Inc. reports results of Annual General Meeting of Shareholders

Document 1

Neovasc Inc. reports results of Annual General Meeting of Shareholders

NASDAQ: NVCN
TSX: NVC

VANCOUVER, June 16, 2015 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) is pleased to announce the results of the votes on matters considered at its Annual General Meeting of Shareholders held on June 16, 2015 in Vancouver, B.C. (the "Meeting").

At the Meeting, the shareholders of the Company (the "Shareholders") set the number of directors at six and re-elected board members Alexei Marko, Paul Geyer, Dr. Jane Hsiao, Steven Rubin, Dr. William O'Neill, and Doug Janzen to serve in office until the next annual meeting or until their successors are duly elected or appointed. Detailed results of the voting in respect of the election of directors are as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Alexei Marko	32,631,939	99.84%	53,762	0.16%
Paul Geyer	32,631,939	99.84%	53,762	0.16%
Dr. Jane Hsiao	29,480,505	90.19%	3,205,196	9.81%
Steven Rubin	29,480,605	90.19%	3,205,096	9.81%
Dr. William O'Neill	32,631,939	99.84%	53,762	0.16%
Doug Janzen	31,448,572	96.22%	1,237,129	3.78%

At the Meeting, the Shareholders also re-appointed Grant Thornton LLP, Chartered Accountants as auditors of the Company (54.48% of votes cast in favour).

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease, and the the Neovasc Reducer™, for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; the merits and the Company's defence of the lawsuit filed by CardiAQ; our anticipated use of proceeds from any financings, a history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators. Although the Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations: Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 14:34e 16-JUN-15